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                                                 Filed by Pennichuck Corporation
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                        Subject Company:  Pennichuck Corporation
                                                    Commission File No.: 0-18552

Press release dated November 27, 2002

(PENNICHUCK CORPORATION LOGO)


                                                           FOR IMMEDIATE RELEASE

November 27, 2002

PENNICHUCK CORPORATION AND PHILADELPHIA SUBURBAN CORPORATION FILE PROXY STATEMENT - PROSPECTUS

         Pennichuck Corporation ("Pennichuck") and Philadelphia Suburban Corporation ("PSC") today filed a proxy statement - prospectus with the Securities Exchange Commission (the "SEC") concerning the proposed acquisition of Pennichuck by PSC. Shareholders of Pennichuck and other investors are encouraged to read the proxy statement-prospectus because it contains important information about the merger. The proxy statement - prospectus is available on the SEC's website (www.sec.gov), under PSC's name, as a registration statement on Form S-4 or by contacting Pennichuck at (603) 882-5191.

Pennichuck Corporation
Attn: Shareholder Relations
Four Water Street
Nashua, NH 03061-0448
(603) 882-5191


This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

INFORMATION CONCERNING ANY DIRECT OR INDIRECT INTEREST IN THE PROPOSED MERGER OF PENNICHUCK'S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THEIR BENEFICIAL OWNERSHIP OF PENNICHUCK COMMON STOCK AND THE TERMS OF CHANGE OF CONTROL OR SIMILAR ARRANGEMENTS WITH CERTAIN OF PENNICHUCK'S EXECUTIVE OFFICERS, MAY BE FOUND IN PENNICHUCK'S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 2, 2002 AND IN THE PROXY STATEMENT - PROSPECTUS FILED TODAY BY PENNICHUCK AND PSC IN CONNECTION WITH THE TRANSACTION. THE PROXY STATEMENT AND THE PROXY STATEMENT - PROSPECTUS ARE AVAILABLE, FOR FREE, BOTH ON THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV) OR BY CONTACTING SHAREHOLDER RELATIONS AT PENNICHUCK AT
(603) 882-5191.